

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2012

Via e-mail:
Mr. William C. Cobb
Chief Executive Officer
H&R Block, Inc.
One H&R Block Way
Kansas City, Missouri 64105

> **Re:** **H&R Block, Inc.**
> **Form 10-K for the fiscal year ended April 30, 2011**
> **Filed June 23, 2011**
> **Form 10-Q for the quarterly period ended October 31, 2011**
> **Filed December 5, 2011**
> **File No. 001-06089**

Dear Mr. Cobb:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended October 31, 2011

Notes to Condensed Consolidated Financial Statements

11. Commitments and Contingencies

Discontinued Operations – Mortgage Operations, page 16

1. We note that SCC received $483 million in claims in the second quarter of fiscal year 2012, which is a significant increase over the number of claims received in prior quarters. We also note that the liability for losses on repurchases increased by $20 million during the latest interim period, which represents about 4 percent of the claims received. This appears to be a lower provision than the liability for losses

recorded at the beginning of the interim period compared to cumulative claims received. Tell us in detail how you determined the liability for losses as it relates to these claims and evaluated the reasonableness of the provision compared to previous claims.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Events, page 30

2. We note that in the first quarter of fiscal year 2012 you recorded an $85.4 million impairment of goodwill in connection with the sale of RSM. We also note, based on disclosure in Note 9 of your Form 10-K for the fiscal year ended April 30, 2011, that you tested goodwill for impairment in the fourth quarter of fiscal year 2011. The fourth quarter test did not result in any impairment in the Business Service segment. With a view towards expanding your disclosure in future filings when applicable, please tell us about the methodology you used to estimate the fair value of your reporting unit. Identify in your response any significant assumptions or estimates that changed between the fourth quarter of fiscal year 2011 and the first quarter 2012 that resulted in an $85.4 million impairment.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director